Vizsla Adds Fourth Drill Rig at Panuco Silver Project,
Mexico

(VZLA-TSX-V)

VANCOUVER, BC, July 29, 2020 /CNW/ - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB:VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that a fourth drill rig has commenced drilling at the Panuco silver-gold project ("Panuco") in Sinaloa, Mexico.

CEO Michael Konnert stated "Vizsla is moving quickly to add exploration capacity at Panuco. The discovery on the Napoleon vein made it imperative that we mobilise another rig to the discovery site. The fourth drill provides the capability needed to test new targets on the Napoleon, Cordon del Oro and Animas vein corridors."

With Maza Drilling, the Company's drilling provider, mobilizing a second man-portable drill rig, the Company now has two track-mounted rigs and two portable rigs in operation. This facilitates a combination of both rapid new-target testing and deeper drilling where access to drill pads from roads is more difficult.

Drilling at Napoleon since the news release dated July 8, 2020 has continued to focus on the area around the discovery hole, NP-20-02. Follow up hole NP-20-15 has just been completed. The new drill rig will test extensions of the vein near high grade hole NP-20-07. New drill pads have been completed to allow optimum drill hole orientations for testing the vein below the current drill depths.

Drilling continues at Cordon del Oro with hole CO-20-05 in progress and two holes have been completed at the San Carlos mine along the Animas trend.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 08:00e 29-JUL-20